DAVIS POLK & WARDWELL

Nicholas Adams Kronfeld 212 450 4950 Nicholas.Kronfeld@DPW.COM	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

September 17, 2007

VIA EDGAR SUBMISSION AND E-MAIL

Ryan Milne
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	YPF Sociedad Anónima
Form 20-F for the year ended December 31, 2006
Filed June 27, 2007
Commission File No. 1-12102

Dear Mr. Milne:

YPF Sociedad Anónima (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated September 10, 2007 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.  The Company is working expeditiously to respond to the Comment Letter.  However, as we discussed by telephone, the Company believes that it will require additional time to consider and respond to the Staff’s comments and currently expects to be able to file its response on or about October 9, 2007.

We are grateful for the Staff’s assistance with this matter.  Please do not hesitate to call me with any concerns you might have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours,

/s/ Nicholas A. Kronfeld

cc:    Mr. Walter Cristian Forwood, YPF Sociedad Anónima